February 2010 Pricing Sheet dated February 9, 2010 relating to Preliminary Terms No. 306 dated February 8, 2010 to Registration Statement No. 333-156423 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in International Equities
PLUS Based on the iShares® MSCI EAFE Index Fund due March 17, 2011
Performance Leveraged Upside SecuritiesSM
PRICING TERMS – FEBRUARY 9, 2010
Issuer:	Morgan Stanley
Maturity date:	March 17, 2011
Underlying shares:	Shares of the iShares® MSCI EAFE Index Fund
Aggregate principal amount:	$2,068,000
Payment at maturity:	If the final share price is greater than the initial share price:
$10 + leveraged upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
If the final share price is less than or equal to the initial share price,
$10 x share performance factor
This amount will be less than or equal to the stated principal amount of $10.
Leveraged upside payment:	$10 x leverage factor x share percent increase
Share percent increase:	(final share price – initial share price) / initial share price
Share performance factor:	final share price / initial share price
Initial share price:	$52.05, which is the closing price of one underlying share on the pricing date
Final share price:	The closing price of one underlying share on the valuation date, times the adjustment factor on such date
Adjustment factor:	1.0, subject to adjustment in the event of certain events affecting the underlying shares.
Valuation date:	March 14, 2011, subject to postponement for certain market disruption events
Leverage factor:	300%
Maximum payment at maturity:	$11.95 per PLUS (119.5% of the stated principal amount)
Stated principal amount:	$10 per PLUS
Issue price:	$10 per PLUS
Pricing date:	February 9, 2010
Original issue date:	February 17, 2010 (5 business days after the pricing date)
CUSIP:	617484316
ISIN:	US6174843168
Listing:	The PLUS will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. Incorporated (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per PLUS	$10	$0.20	$9.80
Total	$2,068,000	$41,360	$2,026,640
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.20 for each PLUS they sell.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.  For additional information, see “Plan of Distribution” in the accompanying prospectus supplement for PLUS.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.
Preliminary Terms No. 306 dated February 8, 2010
Prospectus Supplement for PLUS dated December 22, 2009
Prospectus dated December 23, 2008
THE PLUS ARE NOT BANK DEPOSITS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.